                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                     (Amendment No.____________________)*


                            Zimmerman Sign Company
               -------------------------------------------------
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
              --------------------------------------------------
                        (Title of Class of Securities)

                                  989580 10 5
              --------------------------------------------------
                                (CUSIP Number)

                                                   Copy to:
   Robert F. Perille                               John A. Weissenbach
   Continental Illinois Venture Corporation        Kirkland & Ellis
   231 S. LaSalle Street                           200 E. Randolph Drive
   Chicago, Illinois  60697                        Chicago, Illinois 60601
   (312) 828-2345                                  (312) 861-2000

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              September 30, 1998
            ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                              Page 1 of 25 Pages

------------------------                      ------------------------------
CUSIP No. 989580 10 5                13D           Page  2  of  25  Pages
------------------------                      ------------------------------
--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON

     Continental Illinois Venture Corporation
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [_]
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(D) OR 2(E)
                                                                            [_]
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
   NUMBER OF              7  SOLE VOTING POWER

    SHARES                   0
                       ---------------------------------------------------------
   BENEFICIALLY           8  SHARED VOTING POWER

     OWNED BY                1,024,137 shares of Common Stock (See Item 5)
                       ---------------------------------------------------------
      EACH                9  SOLE DISPOSITIVE POWER

   REPORTING                 0
                       ---------------------------------------------------------
    PERSON               10  SHARED DISPOSITIVE POWER

     WITH                    1,024,137 shares of Common Stock (See Item 5)
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,024,137 shares of Common Stock (See Item 5)
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [_]
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     35.6% (See Item 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                                      13D
-----------------------                                  ---------------------
  CUSIP NO. 708094206                                      PAGE 3 OF 25 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Bank of America National Trust and Savings Association
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,024,137 shares of Common Stock (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,024,137 shares of Common Stock (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,024,137 shares of Common Stock (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      35.6% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      BK
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
-----------------------                                  ---------------------
  CUSIP NO. 708094206                                      PAGE 4 OF 25 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      BankAmerica Corporation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,024,137 shares of Common Stock (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,024,137 shares of Common Stock (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1.024,137 shares of Common Stock (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      35.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 708094206                                      PAGE 5 OF 25 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1

      MIG Partners VIII
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,024,137 of Common Stock (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,024,137 of Common Stock (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,024,137 of Common Stock (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      35.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 708094206                                      PAGE 6 OF 25 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1

      Sheryl E. Bartol
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Illinois
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,024,137 of Common Stock (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,024,137 of Common Stock (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,024,137 of Common Stock (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      35.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 708094206                                      PAGE 7 OF 25 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1

      Matthew W. Clary
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Illinois
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,024,137 of Common Stock (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,024,137 of Common Stock (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,024,137 of Common Stock (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      35.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 708094206                                     PAGE 8 OF  25 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1

      Andrea P. Joselit
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Illinois
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,024,137 of Common Stock (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,024,137 of Common Stock (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,024,137 of Common Stock (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      35.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
-----------------------                                  ---------------------
  CUSIP NO. 708094206                                      PAGE 9 OF 25 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
       Jeffrey M. Mann
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Illinois
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,024,137 of Common Stock (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,024,137 of Common Stock (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,024,137 of Common Stock (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      35.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
-----------------------                                  ---------------------
  CUSIP NO. 708094206                                     PAGE 10 OF 25 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
       Dennis P. McCrary
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Illinois
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,024,137 of Common Stock (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,024,137 of Common Stock (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,024,137 of Common Stock (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      35.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
-----------------------                                  ---------------------
  CUSIP NO. 708094206                                     PAGE 11 OF 25 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
       Jason A. Mehring
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Illinois
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,024,137 of Common Stock (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,024,137 of Common Stock (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,024,137 of Common Stock (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      35.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
-----------------------                                  ---------------------
  CUSIP NO. 708094206                                     PAGE 12 OF 25 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
       Robert F. Perille
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Illinois
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,024,137 of Common Stock (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,024,137 of Common Stock (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,024,137 of Common Stock (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      35.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER.

     This Schedule 13D Statement (this "Statement") relates to the Common Stock $.01 par value (the "Common Stock") of Zimmerman Sign Company, a Texas corporation (the "Issuer"). The principal executive offices of the Issuer are located at 9846 Highway 31 East, Tyler, Texas, 75705.


ITEM 2.   IDENTITY AND BACKGROUND.

     This Statement is being filed jointly by each of the following persons pursuant to Rule 13d-1(f) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): (i) Continental Illinois Venture Corporation, a Delaware corporation ("CIVC"), by virtue of its direct beneficial ownership of warrants currently exercisable into shares of Common Stock covered by this Statement; (ii) Bank of America National Trust and Savings Association, a national trust and savings association, ("BA Bank"), by virtue of its ownership of all of the outstanding common stock of CIVC; (iii) BankAmerica Corporation, a Delaware corporation ("BAC"), by virtue of its ownership of all of the outstanding common stock of BA Bank; (iv) MIG Partners VIII, a Delaware general partnership ("MIG"), by virtue of its direct beneficial ownership of warrants currently exercisable into shares of Common Stock covered by this Statement; (v) Sheryl E. Bartol, an individual residing in the state of Illinois ("Bartol"), by virtue of her being a general partner of MIG; (vi) Matthew W. Clary, an individual residing in the state of Illinois ("Clary"), by virtue of his being a general partner of MIG; (vii) Andrea P. Joselit, an individual residing in the state of Illinois ("Joselit"), by virtue of her being a general partner of MIG; (viii) Jeffrey M. Mann, an individual residing in the state of Illinois ("Mann"), by virtue of his being a general partner of MIG; (ix) Dennis
P. McCrary, an individual residing in the state of Illinois ("McCrary"), by virtue of his being a general partner of MIG; (x) Jason A. Mehring, an individual residing in the state of Illinois ("Mehring"), by virtue of his being a general partner of MIG; and (xi) Robert F. Perille, an individual residing in the state of Illinois ("Perille"), by virtue of his being a general partner of MIG. Bartol, Clary, Joselit, Mann, McCrary, Mehring and Perille are sometimes referred to herein individually as a "General Partner" and collectively as the "General Partners." CIVC, BA Bank, BAC, MIG and each General Partner are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."

     Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person. By their signature on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

     CIVC and MIG may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act. This filing shall not be deemed an admission that CIVC, on the one hand, or MIG, on the other, is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered in this Statement as held by the other.

     Certain information required by this Item 2 concerning the directors and executive officers of CIVC, BA Bank and BAC is set forth on Schedule A attached hereto, which is incorporated herein by reference. Each of the persons listed on Schedule A is a citizen of the United States.

                              Page 13 of 25 Pages

     CIVC and MIG's principal business is providing debt and equity financing to businesses in the United States. The address of the principal business and principal office of CIVC and MIG is 231 S. LaSalle St., Chicago, Illinois 60697.

     BA Bank is a national banking association engaged in the banking business, with a variety of subsidiaries engaged in various activities, including consumer banking, corporate banking, commercial real estate lending and other financial services, middle-market banking, and private banking and investment services. The address of the principal business and principal office of BA Bank is 555 California Street, San Francisco, California 94104.

     BAC is a holding company whose subsidiaries provide diverse financial products and services to individuals, businesses, government agencies and financial institutions throughout the world. The address of the principal business and principal office of BAC is NationsBank Corporate Center, 100 N. Tryon, Charlotte, NC 28255.

     During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A
                                                                 ----------
attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto, was a party to a civil
                      ----------
proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

     The Issuer, CIVC, MIG and certain other investors are parties to a Senior Subordinated Note, Preferred Stock and Warrant Purchase Agreement, dated September 30, 1998 (the "Purchase Agreement"). Pursuant to the Purchase
                         ------------------
Agreement, CIVC acquired stock purchase warrants (the "Warrants") exercisable
                                                       --------
into 819,310 shares of Common Stock for an aggregate purchase price of $68,394.71. CIVC utilized internal funds to consummate the acquisition of the Warrants. In addition, MIG acquired Warrants exercisable into 204,827 shares of Common Stock for an aggregate purchase price of $17,098.68. MIG utilized internal funds and loans from BankAmerica Investment Corporation, an affiliated corporation, to consummate the acquisition of the Warrants.

     A copy of the Purchase Agreement is attached hereto as Exhibit A and is incorporated herein by reference.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

     CIVC and MIG acquired the Warrants for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), CIVC and MIG

                              Page 14 of 25 Pages
may from time to time purchase additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer.

     Pursuant to the Purchase Agreement, CIVC and MIG each acquired shares of the Issuer's Series A Preferred Stock, par value $.01 per share (the "Series A Preferred"). Under the terms of the Series A Preferred, as defined in the Certificate of Designation, Series A Preferred (the "Certificate of Designation"), CIVC has the right to designate two members on the Issuer's board of directors (the "Board"), and if an Event of Noncompliance (as defined in the Certificate of Designation) has occurred and is continuing, each of the directors designated by CIVC shall be entitled to cast two votes with respect to any vote taken by the Issuer's Board. In connection therewith, the Issuer, CIVC, MIG and certain other stockholders of the Issuer are parties to a Stockholders Agreement, dated as of September 30, 1998 (the "Stockholders Agreement") pursuant to which each party has agreed to (i) vote all of their shares in favor of those members of the Board designated by CIVC and (ii) vote all of their shares in favor of removing an existing director on the Board and filling the vacancy with a member designated by CIVC in the event that the directors designated by CIVC are not entitled to cast two votes after the occurrence and during the continuance of an Event of Noncompliance. In addition, pursuant to the terms of the Stockholders Agreement, each party thereto has agreed to vote all of its shares in favor of a Sale of the Company (as defined in the Shareholders Agreement) proposed by CIVC. As of the date of this statement, stockholders holding an aggregate of 1,132,825 shares of Common Stock were parties to the Stockholders Agreement. CIVC expressly disclaims beneficial ownership of all of the shares of Common Stock owned by the other parties to the Shareholders Agreement. A copy of the Certificate of Designation is attached hereto as Exhibit B and is incorporated herein by reference, and a copy of the Stockholders Agreement is attached hereto as Exhibit C and is incorporated herein by reference.

     Pursuant to a Registration Agreement, dated as of September 30, 1998 (the "Registration Agreement"), by and among the Issuer, CIVC, MIG and certain other stockholders of the Issuer, CIVC, MIG and such other stockholders were granted certain registration rights with respect to their Warrants and the underlying Common Stock. A copy of the Registration Agreement is attached hereto as Exhibit D and is incorporated herein by reference.

     The summaries of the agreements referred to in this Item 4 and elsewhere in this Statement are not intended to be complete and are qualified in their entirety by reference to the detailed provisions of such agreements attached as exhibits hereto.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     CIVC is the direct beneficial owner of Warrants currently exercisable into 819,310 shares of Common Stock and MIG is the direct beneficial owner of Warrants currently exercisable into 204,827 shares of Common Stock. CIVC and MIG may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act, and therefore each may be deemed to own beneficially warrants currently exercisable into 1,024,137 shares of Common Stock, which, when exercised would result in ownership of approximately 35.6% of the Issuer's Common Stock as computed under Rule 13d-3.

                              Page 15 of 25 Pages

This filing shall not be deemed an admission that CIVC, on the one hand, or MIG, on the other, is, for purposes of Section 13(d) and 13(g) of the Exchange Act, the beneficial owner of any securities covered in this Statement as held by the other. By virtue of the relationship between BA Bank and CIVC described in Item 2, BA Bank may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by CIVC, and by virtue of the relationship between BAC and BA Bank described in Item 2, BAC may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by CIVC. By virtue of their relationship as general partners of MIG, each General Partner may be deemed to possess indirect beneficial ownership of the Common Stock beneficially owned by MIG. The filing of this Statement by BA Bank, BAC and the General Partners shall not be deemed an admission that any of BA Bank, BAC or the General Partners is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the securities covered by this Statement.

     The percentages of Common Stock calculated in this Item 5 are based upon 1,854,692 shares of Common Stock issued and outstanding as of July 31, 1998, as disclosed in the Issuer's Form 10-Q filed with the Commission on July 31, 1998 for the fiscal quarter ended June 30, 1998.

     Within the last 60 days, none of the Reporting Persons has been involved in any transactions involving the Common Stock other than as described above.

     No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from the proceeds from the sale of the Shares.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER.
          ---------------------------

          Except as set forth in Item 4, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint venture, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or giving or withholding of proxies.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.
          ---------------------------------

          Exhibit A:   The Senior Subordinated Note, Preferred Stock and Warrant
                       Purchase Agreement, dated as of September 30, 1998, by and among the Issuer, CIVC, MIG, and certain other investors.

                              Page 16 of 25 Pages

          Exhibit B:   The Certificate of Designation, Series A

          Exhibit C:   The Stockholders Agreement, dated September 30, 1998, by
                       and among the Issuer, CIVC, MIG and certain other stockholders.

          Exhibit D:   The Registration Agreement, dated September 30, 1998, by
                       and among the Issuer, CIVC, MIG and certain other stockholders.

          Exhibit E:   Agreement of Joint Filing, dated as of October 9, 1998,
                       among Buyer and BA Bank.

          Exhibit F:   Designation of Authority to Venrice R. Palmer.

                              Page 17 of 25 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          As to BA Bank, signing resolutions are incorporated by reference to
Schedule 13G Amendment #2 relating to Anaren Microwave, Inc. filed by BA Bank. As to BAC, signature authority is included as Exhibit F.

Date: October 9, 1998

                                   CONTINENTAL ILLINOIS VENTURE CORPORATION


                                   By:  /s/ Robert F. Perille
                                       ----------------------------
                                   Print Name: Robert F. Perille
                                   Its:  Managing Director


                                   BANK OF AMERICA NATIONAL TRUST AND SAVINGS
                                   ASSOCIATION


                                   By:  /s/ Venrice R. Palmer
                                       ----------------------------
                                   Print Name: Venrice R. Palmer
                                   Its: Counsel


                                   BANKAMERICA CORPORATION


                                   By:  /s/ Venrice R. Palmer
                                       ----------------------------
                                   Print Name: Venrice R. Palmer
                                   Its: Counsel


                                   MIG PARTNERS VIII
                                   By: /s/ Robert F. Perille
                                       ----------------------------
                                   Print Name: Robert F. Perille
                                   Its: General Partner

                                    /s/ Sheryl E. Bartol
                                   --------------------------------
                                   Sheryl E. Bartol


                                    /s/ Matthew W. Clary
                                   --------------------------------
                                   Matthew W. Clary

                              Page 18 of 25 Pages

                                    /s/ Andrea P. Joselit
                                   ----------------------------
                                   Andrea P. Joselit

                                    /s/ Jeffrey M. Mann
                                   ----------------------------
                                   Jeffrey M. Mann


                                    /s/ Jason A. Mehring
                                   ----------------------------
                                   Jason A. Mehring

                                    /s/ Dennis P. McCrary
                                   ----------------------------
                                   Dennis P. McCrary

                                    /s/ Robert F. Perille
                                   ----------------------------
                                   Robert F. Perille

                              Page 19 of 25 Pages

                                   SCHEDULE A
                                   ----------

          The following table sets forth the names, addresses and principal occupations of the directors and executive officers of Continental Illinois Venture Corporation ("CIVC"). Each such person is a citizen of the United
                      ----
States.


                             DIRECTORS AND OFFICERS
                             ----------------------

--------------------------------------------------------------------------------
         NAME                  ADDRESS                PRINCIPAL OCCUPATION
--------------------------------------------------------------------------------
Jeremy G. Fair         231 South LaSalle Street  Managing Director, Bank of
                       9th Floor                 America National Trust and
                       Chicago, IL 60697         Savings Association
--------------------------------------------------------------------------------
William M. Goodyear    231 South LaSalle Street  Group Executive Vice
                       13th Floor                President, Bank of America
                       Chicago, IL               National Trust and Savings
                                                 Association
--------------------------------------------------------------------------------
Michael J. Murray      BankAmerica Corporation   President, Global Corporate
                       555 California Street     and Investment Banking,
                       San Francisco, CA  94104  BankAmerica Corporation
--------------------------------------------------------------------------------
Michael E. O'Neill     BankAmerica Corporation   President, Principal Investing
                       555 California Street     and Wealth Management,
                       San Francisco, CA  94104  BankAmerica Corporation
--------------------------------------------------------------------------------
Christopher J. Perry   231 South LaSalle Street  President and Managing
                       7th Floor                 Director, Continental Illinois
                       Chicago, IL  60697        Venture Corporation
--------------------------------------------------------------------------------
Terry E. Perucca       231 South LaSalle Street  Group Executive Vice-President,
                       12th Floor                Bank of America National
                       Chicago, IL  60697        Trust and Savings Association

--------------------------------------------------------------------------------

                              Page 20 of 25 Pages

                             ----------------------

          The following table sets forth the names, addresses and principal occupations of the directors and executive officers of Bank of America National Trust and Savings Association ("BA Bank"). Each such person is a citizen of the
                                -------
United States.


                                 DIRECTORS
                                 ---------


--------------------------------------------------------------------------------
           NAME                     ADDRESS                     PRINCIPAL
                                                               OCCUPATION
--------------------------------------------------------------------------------
Hugh L. McColl, Jr.         BankAmerica Corporation   Chairman and Chief
                            NationsBank Corporate     Executive Officer
                            Center
                            100 N. Tryon
                            Charlotte, NC 28255
--------------------------------------------------------------------------------
David A. Coulter            BankAmerica Corporation   President
                            555 California Street
                            San Francisco, CA  94104
--------------------------------------------------------------------------------
James H. Hance, Jr.         BankAmerica Corporation   Vice Chairman and Chief
                            NationsBank Corporate     Financial Officer
                            Center
                            100 N. Tryon
                            Charlotte, NC 28255
--------------------------------------------------------------------------------
Kenneth D. Lewis            BankAmerica Corporation   President, Consumer and
                            NationsBank Corporate     Commercial Banking
                            Center
                            100 N. Tryon
                            Charlotte, NC 28255
--------------------------------------------------------------------------------
Michael J. Murray           BankAmerica Corporation   President, Global
                            555 California Street     Corporate and Investment
                            San Francisco, CA  94104  Banking
--------------------------------------------------------------------------------
Michael E. O'Neill          BankAmerica Corporation   President, Principal
                            555 California Street     Investing and Wealth
                            San Francisco, CA  94104  Management
--------------------------------------------------------------------------------

                              Page 21 of 25 Pages

--------------------------------------------------------------------------------
F. William Vandiver, Jr.    BankAmerica Corporation   Risk Management Executive
                            NationsBank Corporate
                            Center
                            100 N. Tryon
                            Charlotte, NC 28255
--------------------------------------------------------------------------------


                               EXECUTIVE OFFICERS
                               ------------------

--------------------------------------------------------------------------------
        NAME                   ADDRESS                PRINCIPAL OCCUPATION
--------------------------------------------------------------------------------
Hugh L. McColl, Jr.    BankAmerica Corporation   Chairman and Chief Executive
                       NationsBank Corporate     Officer
                       Center
                       100 N. Tryon
                       Charlotte, NC 28255
-------------------------------------------------------------------------------
David A. Coulter       BankAmerica Corporation   President
                       555 California Street
                       San Francisco, CA  94104
-------------------------------------------------------------------------------
James H. Hance, Jr.    BankAmerica Corporation   Vice Chairman and Chief
                       NationsBank Corporate     Financial Officer
                       Center
                       100 N. Tryon
                       Charlotte, NC 28255
-------------------------------------------------------------------------------
Kenneth D. Lewis       BankAmerica Corporation   President, Consumer and
                       NationsBank Corporate     Commercial Banking
                       Center
                       100 N. Tryon
                       Charlotte, NC 28255
-------------------------------------------------------------------------------
Michael J. Murray      BankAmerica Corporation   President, Global Corporate
                       555 California Street     and Investment Banking
                       San Francisco, CA  94104
-------------------------------------------------------------------------------
Michael E. O'Neill     BankAmerica Corporation   President, Principal
                       555 California Street     Investing and Wealth
                       San Francisco, CA  94104  Management
-------------------------------------------------------------------------------

                              Page 22 of 25 Pages

                             ----------------------

          The following table sets forth the names, addresses and principal occupations of the directors and executive officers of BankAmerica Corporation ("BAC"). Each such person is a citizen of the United States.
  ---

                                   DIRECTORS
                                   ---------

---------------------------------------------------------------------------------------------------
                                                                 PRINCIPAL
    NAME                             ADDRESS                     OCCUPATION
---------------------------------------------------------------------------------------------------
Charles W. Coker        Post Office Box 160                      Chairman, Sonoco Products
                        Hartsville, SC 29551-0160                Company
-----------------------------------------------------------------------------------------------------
David A. Coulter        BankAmerica Corporation                  President, BankAmerica
                        555 California Street                    Corporation
                        San Francisco, CA  94104
-----------------------------------------------------------------------------------------------------
Timm Crull              c/o Hallmark Cards, Inc.                 Retired Chairman, Nestle
                        1024 E. Balboa Blvd.                     USA, Inc.
                        Newport Beach, CA  92661
-----------------------------------------------------------------------------------------------------
Alan T. Dickson         2000 Two First Union Center              Chairman of the Board,
                        Charlotte, NC  28282                     Ruddick Corporation
-----------------------------------------------------------------------------------------------------
Kathleen Feldstein      147 Clifton Street                       President, Economic
                        Belmont, MA  02178                       Studies, Inc.
-----------------------------------------------------------------------------------------------------
Paul Fulton             First Stratford Building                 Chairman and CEO, Bassett
                        101 S. Stratford Road                    Furniture Industries, Inc.
                        Winston-Salem, NC  27104
-----------------------------------------------------------------------------------------------------
Donald E. Guinn         Pacific Telesis Center                   Chairman Emeritus, Pacific
                        130 Kearney Street, Room 3704            Telesis Group
                        San Francisco, CA 94108
-----------------------------------------------------------------------------------------------------
C. Ray Holman           Post Office Box 5840                     Chairman and Chief
                        St. Louis, MO  63134                     Executive Officer,
                                                                 Mallinckrodt Inc.
-----------------------------------------------------------------------------------------------------
W.W. Johnson            P.O. Box 448                             Chairman, Executive
                        SC3-240-18-17                            Committee, BankAmerica
                        Columbia, SC  29202                      Corporation
-----------------------------------------------------------------------------------------------------

                              Page 23 of 25 Pages

-----------------------------------------------------------------------------------------------------
Walter Massey           Office of the President                  President, Morehouse
                        830 Westview Drive                       College
                        Atlanta, GA  30314

-----------------------------------------------------------------------------------------------------
Hugh L. McColl, Jr.     BankAmerica Corporation                  Chairman and Chief
                        NationsBank Corporate Center             Executive Officer,
                        100 N. Tryon                             BankAmerica Corporation
                        Charlotte, NC 28255
-----------------------------------------------------------------------------------------------------
Richard M. Rosenberg    555 California Street                    Retired Chairman and Chief
                        5th Floor                                Executive Officer,
                        San Francisco, CA  94194                 BankAmerica Corporation
                                                                 and Bank of America NT &
                                                                 SA
-----------------------------------------------------------------------------------------------------
O. Temple Sloan, Jr.    Post Office Box 26006                    Chairman, General Parts
                        Raleigh, NC  27611                       Inc.
-----------------------------------------------------------------------------------------------------
Meredith R. Spangler    668 Hempstead Place                      Chairman, C.D. Spangler
                        Charlotte, NC  28207-2320                Foundation
-----------------------------------------------------------------------------------------------------
A. Michael Spence       Memorial Way, Room 140                   Dean of Graduate School of
                        Stanford, CA                             Business, Stanford
                                                                 University
-----------------------------------------------------------------------------------------------------
Ronald Townsend         Gannett Television                       Communications Consultant
                        c/o WTLV-TV12
                        1070 East Adams Street
                        Jacksonville, FL  32202
-----------------------------------------------------------------------------------------------------
Solomon Trujillo        1801 California Street                   President and Chief
                        52nd Floor                               Executive Officer, US West
                        Denver, CO 80202                         Communications Group

-----------------------------------------------------------------------------------------------------
Jackie M. Ward          5775 Peachtree-Dunwoody Road             President and CEO,
                        Building G, Fourth Floor                 Computer Generation
                        Atlanta, Georgia  30342                  Incorporated
-----------------------------------------------------------------------------------------------------
Virgil R. Williams      Post Office Box 105106                   Chairman and CEO,
                        Atlanta, Georgia  30087                  Williams Group
                                                                 International, Inc.
-----------------------------------------------------------------------------------------------------
Shirley Young                                                    Vice President,
                                                                 General Motors
                                                                 Corporation
-----------------------------------------------------------------------------------------------------

                                   OFFICERS
                                   --------

                              Page 24 of 25 Pages

--------------------------------------------------------------------------------
                                                              PRINCIPAL
        NAME                    ADDRESS                      OCCUPATION
--------------------------------------------------------------------------------
Hugh L. McColl, Jr.    BankAmerica Corporation       Chairman and Chief
                       NationsBank Corporate Center  Executive Officer
                       100 N. Tryon
                       Charlotte, NC 28255
--------------------------------------------------------------------------------
David A. Coulter       BankAmerica Corporation       President
                       555 California Street
                       San Francisco, CA  94104
--------------------------------------------------------------------------------
James H. Hance, Jr.    BankAmerica Corporation       Vice Chairman and Chief
                       NationsBank Corporate Center  Financial Officer
                       100 N. Tryon
                       Charlotte, NC 28255
--------------------------------------------------------------------------------
Kenneth D. Lewis       BankAmerica Corporation       President, Consumer and
                       NationsBank Corporate Center  Commercial Banking
                       100 N. Tryon
                       Charlotte, NC 28255
--------------------------------------------------------------------------------
Michael J. Murray      BankAmerica Corporation       President, Global
                       555 California Street         Corporate
                       San Francisco, CA  94104      and Investment Banking
--------------------------------------------------------------------------------
Michael E. O'Neill     BankAmerica Corporation       President, Principal
                       555 California Street         Investing and Principal
                       San Francisco, CA  94104      Investment
--------------------------------------------------------------------------------

                              Page 25 of 25 Pages